Filed by Idera Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Idera Pharmaceuticals, Inc.

Commission File No. of Subject Company: 001-31918

Client Id: 77 THOMSON REUTERS STREETEVENTS PRELIMINARY TRANSCRIPT BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call EVENT DATE/TIME: JANUARY 22, 2018 / 3:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call CORPORATE PARTICIPANTS Jon P. Stonehouse BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director Robert A. Doody Idera Pharmaceuticals, Inc. - VP of IR & Corporate Communications Vincent J. Milano Idera Pharmaceuticals, Inc. - CEO, President & Director CONFERENCE CALL PARTICIPANTS Charles Cliff Duncan Piper Jaffray Companies, Research Division - MD and Senior Research Analyst Huidong Wang Barclays PLC, Research Division - Research Analyst Liisa Ann Bayko JMP Securities LLC, Research Division - MD and Senior Research Analyst Maurice Thomas Raycroft Jefferies LLC, Research Division - Equity Analyst PRESENTATION Operator Good morning, and welcome everyone to the conference call announcing the merger of BioCryst and Idera Pharmaceuticals. Today's call is being recorded and may last up to 1 hour. With me this morning on the call are Idera's Chief Executive Officer, Vin Milano; and Jon Stonehouse, Chief Executive Officer of BioCryst Pharmaceuticals. At this time, I will now turn the call over to Vin Milano. Please go ahead. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thank you. Good morning, and welcome everyone joining us on today's call and thank you for taking the time to be with us on short notice for what I believe will be an exciting development for our shareholders, a new opportunity for those interested in a truly unique and powerful combination in the fight against rare orphan and under treated diseases. I'm pleased to be joined today by Jon Stonehouse, the CEO of BioCryst Pharmaceuticals, who I have known and respected for many years. Jon and I are excited to be here together to share our vision for combining our capabilities to serve more patients with rare diseases through the merger of Idera and BioCryst, which was approved by both boards over the weekend and was announced this morning. We have posted a slide presentation on both companies' corporate website and a copy has also been filed with the SEC and is available on the SEC website. We will refer to these slides during the call. So if you've not already, I encourage you to download the slides. Before we proceed further, Bob Doody, Idera's Head of IR, will apprise you of our plans to make forward-looking statements throughout this call. Bob? 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Robert A. Doody - Idera Pharmaceuticals, Inc. - VP of IR & Corporate Communications Thanks, Vince. And I'll refer you to Slides 2 and 3 of the presentation to accompany my statements. During this call, we will be making forward-looking statements within the meaning of federal securities laws. Those statements may be identified by words like anticipate, expect, believe, estimate, potential, plan and other similar words. Certain statements such as those regarding our expectations for future clinical trials, the timing of essential outcomes of clinical studies and interaction with regulatory authorities and potential commercial opportunities are examples of such forward-looking statements. As you know, forward-looking statements are subject to factors that may cause our results and plans to materially differ from those expected. Factors that may cause these differences include those described in the Risk Factors section of both companies annual report filed on Form 10-K and the most recent Form 10-Qs filed with the SEC. In addition, all statements regarding expected timing of the closing of the merger, the ability of the party to complete the merger, the expected benefit of the merger, the competitive ability and position of the combined company and any assumptions underlying any of the foregoing are forward-looking statements. Please refer to the press release issued this morning and to the other filings we will be making with the SEC for more information regarding the risks and uncertainties that could cause future results to differ materially from the expectations expressed in this conference call. These statements speak only as of today's date, January 22, 2018, and we disclaim any intention or obligation to update them. On Slide 3, we have outlined additional information and where to find it. This text is also available in the press release announcing the merger. With that, I will now turn the call back over to Vin. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thank you, Bob. I will begin on Slide 5 of the presentation, which outlines why we believe the transaction creates a substantial value. We plan to combine BioCryst Pharmaceuticals and Idera Pharmaceuticals under a new holding company, allowing us to combine the best of both of our companies to achieve our number one objective, which is delivering lifesaving therapies to more patients suffering from rare and orphan diseases. We'll be in an enhanced position to achieve this objective together versus what either company could achieve on a standalone basis because the complementary nature of the merger. In this case, we sincerely believe that 1 plus 1 equals 4, create a dynamic new organization highlighted by the following strikes. First, we will have a robust product pipeline led by 2 Phase III programs backed by compelling clinical data along with 2 Phase II rare disease programs, who are earlier-stage programs and supporting noncore assets. Second, the company capitalizes on the deep experience from both teams from discovery to commercialization in the rare disease category. We also bring together extensive development and commercial experience specifically in hereditary angioedema, or HAE, which is currently the most advanced clinical program in Phase III. This includes --this experience includes launching the first prophylactic HAE product along with very strong relationships with key opinion leaders and the patients and patient advocacy groups in this space. Third, both companies bring significant experience in distinct areas of drug discovery, which when combined will create a synergistic discovery capability that will expand the number of future rare disease targets that we will be able to evaluate and advance into clinical development. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Henceforth, the financial strength of the combined company was approximately $243 million in pro forma net cash at December 31, 2017, support our ongoing clinical and commercial activities. We also have a potential to leverage certain assets via partnering or outlicensing further strengthen our cash position with nondilutive capital. When we bring each of these 4 elements together, we believe that we are creating a unique and powerful rare disease focus biotechnology company that will be well positioned for a steady pace of clinical milestones across a deep and diverse pipeline, commercial executions, execution with medicines are cleared to market by the regulators, robust clinical development capabilities to accelerate and replenish the late stage pipeline and research engines to drive future earlier-stage candidates. I will now turn the call over to Jon to share a few thoughts. Jon? Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director Thanks, Vin, and good morning to everyone. I want to thank all of you for joining us for this exciting announcement. Vin and I have been discussing the potential benefits of combining forces for some time with the fundamental driving force behind the idea being that we can achieve so much more together for patients with rare diseases than we can accomplish on our own. It's very clear to me that this combination of 2 companies provides the most complete set of tools, talents and ingredients needed to have a successful company, one that can operate across the whole spectrum from discovery to development to approvals in rare disease commercial launches. We are unified and driven by our shared belief that we can offer patients something extraordinary that will improve the quality of their lives. We firmly believe that the new combined company can build upon what BioCryst and Idera have each accomplished and create a formidable business with an enhanced platform and long-term potential growth. I'm looking forward to serving as a member of the Board of Directors of the new company, and continuing to work with Vin and the team moving forward to accomplish our shared mission of being the leader in the rare disease space. I'll now turn it back to Vin to continue the presentation. Vin? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thank you, Jon. Turning to Slide 6. We have outlined the key terms of the transaction. The merger of the stock for stock transaction, which will result in the BioCryst shareholders owning 51.6% of Newco and Idera shareholders owning 48% of Newco on a fully diluted basis. The new company will have approximately $243 million in net cash as of December 31, 2017. I'm honored to be assuming the role of Chief Executive Officer for the new company and will also serve on the board. As Jon said, he will be assuming the role as a member of the Board of Directors of this new company, and I look forward to working closely with him and his word. I'm thrilled that Jon will serve as a member of the board and Bob Ingram, the current BioCryst Board Chairman and preliminary in the biopharmaceutical company for many, many years, will serve as Chairman of the board of the new entity. The headquarters of the company will be consolidated over time at the current Idera headquarters here in Exton, Pennsylvania, and we will centralize our combined research center in Birmingham, Alabama. The transaction is subject to approval by the shareholders of both companies and other customary condition. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call A significant stockholder of each company has agreed to enter into a voting and support agreement and has agreed to vote in favor of this transaction. This particular stockholder owns approximately 9% of Idera shares outstanding and approximately 14% of BioCryst shares outstanding, and we anticipate the transaction will close in the second quarter of 2018. Moving to Slide 7. Slide 7 provides an overview of the product pipeline of the combined companies, which is squarely focused on rare and orphan diseases. We will have 9-plus rare disease programs, highlighted by the 2 Phase III programs and 2 Phase II programs that provides near-term commercial and partnering opportunities. We also have important supporting assets at various stages of development for commercial availability that provide the potential for future nondilutive capital in multiple ways. On Slide 8, we have provided more detail on our 4 most advanced programs, 2 each from BioCryst and Idera. The lead pipeline candidates are a BCX7353 and IMO-2125, which are both in Phase III development and have both received orphan designation from the FDA. BCX7353 is a capsule formulation for the prophylactic treatment of hereditary angioedema, or HAE, an area where I personally have significant experience from my time at biopharma. More on that in a minute. BCX7353 is also in Phase II of the oral liquid formulation for the acute treatment of HAE. The HAE market is expected to exceed $2 billion in global sales and our 2 programs will provide us with a portfolio approach to managing this disease and most importantly, improving the quality of life of those afflicted with HAE. Moving beyond HAE, we are also very excited to be advancing IMO-2125 into its Phase III trial for another orphan patient population, patients with PD-1-refractory metastatic melanoma. We estimate peak year sales could reach greater than $500 million for this indication, making IMO-2125 a commercially viable opportunity that clearly fits into our rare orphan disease approach and that new company will be capable of launching independently. The Phase II trial of IMO-8400 in the rare disease dermatomyositis is expected to read out in the second quarter of this year and we are eagerly anticipating that data to understand the path forward for that program as well. Moving on to Slide 9. One of the major areas of clinical and commercial synergies between our 2 teams is our combined experience in rare and orphan disease products to market, which is outlined on Slide #9. As you may recall, during my time at BioPharma, our team launched the first prophylactic therapy for HAE patients, and that medicine CINRYZE continues to be the gold standard for HAE therapy. Combined with BioCryst's extensive experience conducting HAE clinical trials, we have collectively developed an incredible rapport with the physician expert in HAE, and importantly, with the patients and the leading advocacy organization, the HAEA. We have had close contact with the patient in community over the years and are excited to be reengaging with them as a strong complementary company, providing novel orally administered medicines, which we believe will substantially improve patient's overall quality of life, maintaining their sense of freedom from the fear of attacks from this terrible condition. I also want to call out the accomplishments of the combined team listed on the slide, which includes Dan Soland, Lynne Powell and Clayton Fletcher, who collectively have been involved with the planning and execution of multiple successful product launches that have resulted in significant sales growth. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call As to the discovery element of the new company, our 2 scientific teams have already spent time together, and you can see on Slide 10 that we see some very interesting opportunities to combine our various expertise and know-how. What is not apparent on the slide but is an equally apparent to us is the immediate rapport and the spark and enthusiasm and innovation that resulted in ideas around having 2 unique technologies may ultimately work together to address efficiencies and challenge each one may have independently. Ultimately, we believe this combination will create unique developing candidates and a broadened library of approachable rare disease opportunities. In addition to the pipeline, management and scientific synergies I just summarized, Slide 11 shows the financial strength in operating synergies that can be created through this combination. Our unaudited net cash position as of December 31 was approximately $243 million, which enables us to continue the late stage clinical development of our key program beyond their next milestone events while also investing in commercial planning and launch activities. We also have the opportunity to generate nondilutive capital through our nonstrategic assets and indications, including the potential $20 million plus procurement contract, which we expect to enter into in 2018. For IMO-2125, an area beyond refractory melanoma, we are engaging dialogue with a number of strategic parties discussing various strategies, which can generate nondilutive capital while also advancing the development of IMO-25 to much larger patient population in need of such a therapy in a matter that will goes beyond Idera's current capability and strategic focus. We have chosen to headquarter the new company at and we'll consolidate our lap for so the based on location in Birmingham. There are many positive to do business in Southeastern Pennsylvania, to name a few examples, cost of operations is significantly reduced and has incredible amount of pharmaceutical talent residing in this area recent M&A that has occurred affecting PA over the last 5 years. As we look ahead to 2018, the new company is expected to have significant near-term catalysts for its key programs throughout the year as highlighted on Slide 12. In Q1, we are initiating Phase III trials for our 2 most advanced programs, the APeX-2 Phase III trial for BCX7353 and HAE prophylaxis and to eliminate 301 to Phase III trial for IMO-2125 in refractory metastatic melanoma. In Q2, we will report the data from IMO-8400 Phase II trial in dermatomyositis and in Q4, we will conclude enrollment in the ILLUMINATE 204 Phase II trial in refractory metastatic melanoma. During the year, we also anticipate data from the ZENITH 1 Phase II trial of BCX7353 in acute HAE. Additional data from ILLUMINATE 204 Phase II trial along with other pipeline and business development opportunity. Before wrapping things up, I want to take a step back to reflect on the driving force behind both of our companies in this combination, serving patients with rare and orphan diseases. As we've outlined today, we believe the merger will allow us to combine our capabilities across drug discovery, clinical development and commercializations. We can serve more patients with rare disease and help them to have a better quality of life. The anticipated result is a more diversified company, creating more opportunity for greater returns while balancing risk. Overall, I'm very excited about the prospects for this new organization and believe that the combination will create substantial value for all of our stakeholders. Our company will be unique player in rare diseases with scale and relevant experience across management and the broader team. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call We will initially focus on advancing our 4 late stage programs while continuing to leverage our discovery engines to advance new targets. We have a seasoned team with complementary experience and financial resources to execute our strategy. With that, I'll now turn the call over to the operator for Q&A. Thank you. QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from Charles Duncan with Piper Jaffray. Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst First of all, congratulations on this merger. I wanted to ask a couple of questions. Thanks for taking them. I guess, just kind of wondering, but for the risk diversification due to their being multiple chronic candidates as well as the focus of 8400 here in dermatomyositis, I'm kind of wondering really if you could provide a little bit more color on the clinical synergies that you see with this merger. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thanks, Charles. This is Vin. Appreciate your questions. So on the clinical synergies I think the way we view this, Charles, is that we're going to put the 2 companies together and all the program that we currently have continue to operate as is. With regards to the operations team, the work is in front of us as we had prepared to the closing will take a look at their processes, if you will of both companies from a clinical operations standpoint, take the best of both and combined them. But this merger wasn't contemplated under creating clinical operations, synergies, if you will. It's really about the point you raised not only diversifying the risk, but creating greater opportunities for greater returns by putting the 2 companies with their 2 respective talent phases and experiences together. And also, the 2 discovery engines where we think we can enhance the number of rare disease targets that our technologies together could be applied to. Jon, I don't know if you want anything to that. Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director I think one really important piece is, first off, I've known Vin for a long time and anybody who knows him knows his passion for patients with rare disease. I mean, it's deep, deep, deep. And don't get confused by this idea that this is a cancer company. This is a are rare disease company Idera and is now joining another rare disease company. And what I love about 2125 is it's an orphan cancer that can be managed by small commercial organization, but has application but naturally around a number of different tumor types that could be partnered to provide additional capital into the company. And then you look beyond that and then you look at the discovery capability of both companies and how would complement each other, I mean, it's a real machine rare disease machine, and that's what got me excited about this. Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst That's helpful and I appreciate you providing that color. So I guess, it sounds like at least at this point, you're not willing to talk about who will be the Chief Medical Officer or the Chief Financial Officer for the combined companies? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director So we have formally made this decision yet, Charles, but we'll be doing that in the weeks ahead. Let me just say, I expect to say that both will play active and vital role development of both of our 2 lead assets with their particular (inaudible) 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Charles Cliff Duncan - Piper Jaffray Companies, Research Division - MD and Senior Research Analyst Okay, Vin. That was my main question. And then the last question is on APeX-2 Phase III timing and/or any other information you can provide on ZENITH 1. I'm just wondering, as you folks contemplated the diligence behind these programs, do you have any further updates on the timing of those 2 clinical studies (inaudible)? Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director Vin, I can take that one if you want. Yes, nothing's changed, Charles. We're in the process of getting the trial up with an anticipation of first patient dosed in the first quarter and reporting out the results in the first half of next year and teams focused on that and nothing's changed on that. But I you think actually bring up another important point. I think investors should think about. One of the things that really have been here is an expert team in HAE that dug in deep into 7353 in terms of the diligence. And her the excitement and Vin's voice about having the opportunity to take this drug forward and bringing it to the market and compete. And now I think that's a reflection of what we have with 7353. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director And Charles, sorry, even though you didn't ask about 2125, our timeframe remains the same. Do have the luxury of having --been invested with JPMorgan a couple of weeks ago, so we are still all systems go on our continued enrollment in our Phase II 204 study as well as getting the Phase III 301 study up and running by Q1. Operator Our next question comes from Mau Raycrot with Jefferies. Maurice Thomas Raycroft - Jefferies LLC, Research Division - Equity Analyst So given the changes in management and I'm sorry, the general question what are the key priorities we should focus on for 2018? And where do you envision taking the company beyond 2018? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director So Jon, if I --if it's okay, I'll start. The key priorities for Newco are to advance BCX7353 as rapidly as possible through Phase III development and the IMO-2125 continue to enroll --eliminate 204, which is our Phase II study, and to start 301 and then enrolled that study as fast as possible. So frankly, the priorities of the combined company are essentially the addition of each company's priorities as a standalone basis. And that will take us into 2019 for sure. As we think longer term, we do have on the Idera side, we have the 8400 data coming in Q2. We'll see how those data come out, and that would certainly lead us down the path of pursuing studies in DM. The acute studies for BCX7353 is also an important component here with data readouts I think during 2018. So these really shouldn't be the centerpiece of the company going into 2019, and of course, we are looking forward to working with our discovery colleagues in the combined entity to identify the most rare diseases for which there are not good solutions for patients that we can pursue and add to development. And as I think the BioCryst team has announced that JPMorgan, there is an early-stage program in FOP, which is potentially very exciting as well. Jon, I don't know if you want to add anything to that? Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc. - CEO, President and Executive Director Yes. The more you know that we get questions from investors in the past that said you don't have anything until first half of '19 with the readout of APeX-2. The combined company gives you readouts on 2125 or readout on 8400, a readout on ZENITH. I mean, it completely changes what's coming between now and the end of this year. So I think that's extremely exciting. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Maurice Thomas Raycroft - Jefferies LLC, Research Division - Equity Analyst That's helpful. And I'm familiar with BioCryst discovery and experts involved in the small molecule discovery platform. Can you talk about Idera's platform focused, how it goes and how R&D will look going forward? We'll look forward small molecules for oligos and we consider combining the approaches, and if so, can you provide a few example scenarios? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director So that's a terrific question, and I'll apologize in advance that I can't give you all the answers yet. But what I can say is that the oligo approach is different obviously in the small molecule approach and what we're really excited about and the team have actually already started to begin discussing is in which we can combine the expertise from both approaches together. So it's premature for us to highlight which rare diseases because the team is working on together, comparing the 2 lists, if you will, analysis of at each organization has done, respectively, but we look forward to sharing our ideas as we move forward here. The experience though is distinct but comp of entry and synergistic for sure based on the work that we've done getting to this point. Operator Our next question comes from Liisa Bayko with JMP. Liisa Ann Bayko - JMP Securities LLC, Research Division - MD and Senior Research Analyst I just wanted to ask --glad to be connected with you again. I wanted to ask you about kind of your view on the opportunity for the oral option for the prevention of attacks that you see with BioCryst. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thanks, Liisa, and it's good to speak with you again. So as you know from our prior experiences together, we were deeply involved in initial prophylactic launch in this angioedema space with CINRYZE. And with I would say is that CINRYZE is an amazing product, and it's made a huge difference in the lives of patients. And if I can combine compassion and may shareholders quite a bit of money. What I see with BCX7353 is really the ultimate evolution to give back patients lives to them. As you know, all the market exists today with injectables and infusions, which, again, have been very successful in treating these patients. But just a simple idea of being able to take a once a day oral pill to change their lives, it's --I think it's an amazing opportunity for patients. And we certainly believe that there'll be a number of patients who will be attracted to the profile of BCX7353. Liisa Ann Bayko - JMP Securities LLC, Research Division - MD and Senior Research Analyst Great. And then for the DM program, can you just walk us through what you'd like to see there. As you move that forward, what kind of proof of concept you're looking for and that's it for me. Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director Thanks, Liisa. So on the dermatomyositis study, for those of you no familiar, it's a rare disease affecting about, excuse me, 25,000 patients here in the United States characterized predominantly by both skin and/or muscle conditions. It's a very debilitating disease and the therapies available today are limited frankly to a lot of autoimmune type off-label products spontaneous as I should say product. Where we see the opportunity is with 8400 is it's an antagonist (inaudible), one of the characteristics of the disease is sort of propagation or proliferation of overexpression of TLR 7. And so the hypothesis is if can dampen down the TLR 789, we could have positive impact on the disease. And we were measuring that in the 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Phase II studies using a composite score called Word, which has been essentially created by a some of the thought leaders in the field, particularly Dr. Tarantino for Stanford and Dr. Were from University of Pennsylvania. And so what were looking for is different in improvement in the score. And so we'll evaluate that data and if we believe that we have a clinical benefit beyond the standard of care, which also, by the way, includes steroids as one of the choices, then that would be that move for us to take the program forward into Phase III. And of course, we look forward to providing that data in Q2 of 2018. Operator Our next question comes from Gino Wang with Barclays. Huidong Wang - Barclays PLC, Research Division - Research Analyst Did Idera approach BioCryst for this merger or the other way around? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director This is Vin. Thank you for your question. As we stated in our prepared remarks, Jon and I have known each other for many years, and as you can imagine, friends and some CEOs share stories about the challenges that we face. And I would say that we collectively one night over drinks decided wouldn't be interesting to see if we could combine forces to improve the probability of success, enhance the value proposition both for patients and shareholders. And so it started over a drink, if I could say that. Huidong Wang - Barclays PLC, Research Division - Research Analyst Okay. Sounds good. And also, wondering if you can provide some more color on synergy in terms of cost-saving for R&D and SG&A? Vincent J. Milano - Idera Pharmaceuticals, Inc. - CEO, President & Director So I'm looking at Bob, did we reveal the number on our slides (inaudible) So we haven't done that yet. We will, I guess, in the days ahead, Gina. We've identified the synergies that are reflected in the way we thought about the combination, but we haven't shared the number yet. But we will do that, I'm imagining, in the days ahead. Are we still here? Operator Yes, sir. (Operator Instructions) I'm not showing any further questions at queue. Robert A. Doody - Idera Pharmaceuticals, Inc. - VP of IR & Corporate Communications All right. Thank you. If there are no further questions, again, I wanted to thank everyone for taking this time this morning. I know it's a busy morning bid activity. Jon, I truly appreciate your time this morning, your interest and your continued support. As our new company is poised for a very successful future, we look forward to building it together and keeping you uprise of the progress. Thank you very much and have an outstanding day. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 PRELIMINARY JANUARY 22, 2018 / 3:00PM, BCRX - BioCryst Pharmaceuticals Inc and Idera Pharmaceuticals Inc to Announce Merger - M&A Call Operator Thank you. Ladies and gentlemen, that does conclude today's conference. Thank you very much for your participation. You may now disconnect. Have a wonderful day. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved. 11211450-2018-01-22T17:39:33.037

Important Information

Additional Information and Where to Find It

In connection with the proposed merger, Idera and BioCryst plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Idera and BioCryst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017. To the extent the holdings of Idera securities by Idera’s directors and executive officers or the holdings of BioCryst securities by BioCryst’s directors and executive officers have changed since the amounts set forth in Idera’s or BioCryst’s respective proxy statement for its 2017 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law.  Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Idera and BioCryst are set forth in their respective filings with the SEC, including each of Idera’s and BioCryst’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 under the heading “Risk Factors” and Item 1A of BioCryst’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 under the heading “Risk Factors.” The risks and uncertainties described above and in Idera’s most recent Annual Report on Form 10-K and BioCryst’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Idera and BioCryst and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.